Contact

www.linkedin.com/in/walter-robb-36465b1a7 (LinkedIn)

Top Skills

Board of Directors

Leadership

Team Leadership

Honors-Awards

Hall of Legends Member

Culinary Institute of America “Augie” Award for Sustainability and Food Ethics

World Retail Hall of Fame

Walter Robb

Operating Partner at S2G Investments // Principal at Stonewall Robb Advisors // Board Member // Investor

United States

Summary

An investor, mentor and advisor to the next generation of American food companies, former co-CEO of Whole Foods Market Walter Robb has a long and varied entrepreneurial history, ranging from natural food retailer to farmer to consultant. Robb joined Whole Foods Market in 1991 and in 2010 was named co-CEO, at which time he joined the Whole Foods Market Board of Directors.

In 2017, Robb transitioned his leadership focus to mentoring and supporting the next generation of entrepreneurs through the creation of Stonewall Robb Advisors. Robb brings his considerable experience and network into each new project, and organizations of all sizes benefit from his passionate approach to leadership and purpose driven business.

Today, Walter is Operating Partner at S2G Investments and serves on the Boards of Once Upon a Farm, 80 Acres, Big Bold Health, and Eat the Change (Just Iced Tea).

Experience

S2G Ventures (Seed 2 Growth)

Senior Executive Partner

June 2018 - Present (7 years 10 months)

Chicago, Illinois, United States

Apeel Sciences

Board Member

January 2018 - Present (8 years 3 months)

Stonewall Robb Advisors

Principal

September 2017 - Present (8 years 7 months)

Creative Artists Agency
Public Speaker
January 2014 - Present (12 years 3 months)

Union Square Hospitality Group
Board Member
January 2014 - Present (12 years 3 months)

aphria inc.
Board Member
January 2019 - September 2022 (3 years 9 months)
United States

The Container Store
Board Member
January 2014 - December 2021 (8 years)
United States

Whole Kids Foundation
8 years 6 months

Co-Founder and Chairman
July 2011 - December 2019 (8 years 6 months)

Founder and Chairman of the Board
February 2014 - February 2019 (5 years 1 month)

Whole Foods Market
25 years 10 months

Board Member
January 2010 - September 2017 (7 years 9 months)

Co-CEO
January 2010 - January 2017 (7 years 1 month)
Austin, Texas, United States

Co President and COO
January 2004 - January 2010 (6 years 1 month)
Austin, Texas, United States

Executive Vice President Of Operations
January 2000 - December 2003 (4 years)

President of NorCal Region
June 1993 - December 1999 (6 years 7 months)

Store Team Leader
December 1991 - June 1993 (1 year 7 months)
Mill Valley, California, United States

Living Foods
3 years 1 month

General Manager
July 1988 - July 1990 (2 years 1 month)
San Anselmo, California, United States

Store Manager
July 1987 - June 1988 (1 year)
Berkeley, California, United States

Mountain Marketplace
Co-Founder and Owner/Operator
January 1978 - June 1987 (9 years 6 months)
Weaverville, California, United States

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Education

Stanford University
Bachelor's degree Phi Beta Kappa, History and Humanities
Honors · (1972 - 1976)